HIVE Digital Technologies Completes Acquisition of 7.2 MW Toronto Data Center to Fuel BUZZ's HPC and AI Expansion in Canada

This news release constitutes a "designated news release for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - September 17, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a diversified multinational digital infrastructure company, today announced the successful acquisition of a 7.2 megawatt (MW) data center in Toronto, Canada, through its wholly owned subsidiary, BUZZ High Performance Computing ("BUZZ").

The Toronto facility will be upgraded from Tier 1 to Tier 3 standards, significantly expanding BUZZ's Canadian footprint and reinforcing its role as HIVE's dedicated platform for High Performance Computing (HPC) and artificial intelligence (AI) growth. This strategic acquisition positions BUZZ to address the growing demand for AI, machine learning, and enterprise cloud solutions with energy-efficient infrastructure.

The acquisition also complements BUZZ's preferred partnership with Bell Canada, as announced on August 19, 2025, further strengthening HIVE's presence in the Canadian digital infrastructure market.

Frank Holmes, Executive Chairman of HIVE, stated:

"BUZZ is driving our HPC and AI strategy forward, and this acquisition marks a pivotal step in expanding our Canadian data center portfolio. By transforming former Bitcoin mining facilities into Tier 3, AI-ready infrastructure, we are capitalizing on one of the most exciting opportunities in the digital economy. HIVE's investment in BUZZ underscores our commitment to leading this transformation."

HIVE's Dual-Engine Growth Strategy

  Bitcoin Mining: Achieved 18 exahashes per second (EH/s) on September 2, 2025, with a fully funded plan to reach 25 EH/s by the end of 2025.

  High Performance Computing: Scaling BUZZ's Tier 3 data centers and deploying advanced GPU infrastructure to meet the demand for AI and HPC workloads.

Transaction Details

In consideration for the Acquisition, HIVE paid to the Vendor CAD$12 million and issued 1 million common shares in the capital of the Company (the "HIVE Shares") at a deemed price of CAD$5.25 million (CAD$5.25 per HIVE Share) for an aggregate acquisition price of CAD$17.25 million.

All of the HIVE Shares issued in connection with the Acquisition are subject to a hold period of four months and one day from the date of issuance. The Acquisition is subject to acceptance of the TSX Venture Exchange (the "TSXV") as an "expedited acquisition" in accordance with TSXV Policy 5.3 - Acquisitions and Dispositions of Non-Cash Assets. Each of the Vendor and the Principal is an arm's length party to the Company.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a global pioneer in green digital infrastructure. Established in Canada in 2017 as the first TSX-V listed publicly traded crypto-miner powered by renewable energy, HIVE has evolved into a diversified technology company with two core pillars: Bitcoin mining and HPC through its BUZZ HPC subsidiary.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram:https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of applicable Canadian securities laws, which may include but is not limited to statements regarding: the expected deployment, timing, capacity, and expansion of BUZZ HPC's NVIDIA-accelerated infrastructure; the potential impact on Canadian AI innovation, competitiveness, and economic growth; compliance with privacy, cybersecurity, and data residency regulations; the use of renewable energy; and any other future-oriented statements. Forward-looking information is based on current expectations, estimates, forecasts, and projections, as well as management's beliefs and assumptions, including that the partnership will proceed as planned, infrastructure will be deployed on the expected timelines and within budget, demand for AI computing will continue to grow, and regulatory requirements will remain consistent with current expectations, and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

Forward-looking information involves known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: the risk that deployment timelines may change; that costs may exceed expectations; that demand for AI infrastructure may be lower than anticipated; that partnerships or regulatory approvals may not materialize as expected; and the risk factors described in the Company's continuous disclosure documents available on SEDAR+ at www.sedarplus.ca. Readers are cautioned not to place undue reliance on forward-looking information. The Company disclaims any obligation to update or revise any forward-looking information, whether as a result of newinformation, future events, or otherwise, except as required by law.

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